SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period June 24, 2006 to July 5, 2006
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                     ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Report of Voting Results for the Annual and Special Meeting of Holders of Common Shares of Pengrowth Corporation

2.	Report of Voting Results for the Annual and Special Meeting of Holders of Trust Units of Pengrowth Energy Trust

3.	Report of Voting Results for the Special Meeting of Holders of Royalty Units of Pengrowth Corporation

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
July 5, 2006	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

PENGROWTH CORPORATION
Annual and Special Meeting of Holders of
Common Shares of
Pengrowth Corporation
June 23, 2006
REPORT OF VOTING RESULTS
National Instrument 51-102 — Continuous Disclosure Obligations
Section 11.3
Matters Voted Upon

General Business			Outcome of Vote

1.	The ordinary resolution appointing KPMG LLP, Chartered Accountants, as auditors of Pengrowth Corporation (“the Corporation”), to hold office until the next annual meeting of shareholders of the Corporation or until their successor is elected or appointed.		Passed

2.	The election of the following nominees as directors of the Corporation for the ensuing year or until their successors are elected or appointed:		Passed

	(a)	James S. Kinnear

	(b)	John B. Zaozirny

	(c)	Stanley H. Wong

	(d)	Thomas A. Cumming

	(e)	Michael S. Parrett

	(f)	A. Terence Poole

	(g)	Kirby L. Hedrick

	(h)	Wayne Foo

			Votes by Ballot
Special Business		Outcome of Vote	Votes For	Votes Against

1.	The extraordinary resolution approving amendments to the Corporation’s Unanimous Shareholder Agreement (“USA”) to simplify voting procedures at meetings of the shareholders of the Corporation, as described in the Information Circular – Proxy Statement of Pengrowth Energy Trust dated May 16, 2006 (the “Circular”) and as set forth in Schedule A-1 to the Circular.	Passed (98.6%)	42,265,298	598,063

2.	The extraordinary resolution approving amendments to the USA and the articles of the Corporation to increase the maximum size of the Board of Directors of the Corporation, as described in the Circular and as set forth in Schedule A-2 to the Circular.	Passed (96.0%)	41,156,901	1,706,270

PENGROWTH ENERGY TRUST
Annual and Special Meeting of Holders of
Trust Units of
Pengrowth Energy Trust
June 23, 2006
REPORT OF VOTING RESULTS
National Instrument 51-102 — Continuous Disclosure Obligations
Section 11.3
Matters Voted Upon

General Business		Outcome of Vote

1.	The ordinary resolution appointing KPMG, LLP, Chartered Accountants, as auditors of Pengrowth Energy Trust (the “Trust”), to hold office until the next annual meeting of the unitholders of the Trust (the “Unitholders”) or until their successor is elected or appointed.	Passed

			Votes by Ballot
Special Business		Outcome of Vote	Votes For	Votes Against

1.	The extraordinary resolution approving amendments to the Amended and Restated Trust Indenture of the Trust (the “Trust Indenture”) to consolidate the Trust’s dual class structure, as further described in Schedule B-1 of the Information Circular – Proxy Statement of the Trust dated May 16, 2006 (the “Circular”).	Passed (98.5%)	42,207,202	659,068

2.	The extraordinary resolution approving amendments to the Unanimous Shareholder Agreement (the “USA”) of Pengrowth Corporation (the “Corporation”) and the Trust Indenture to simplify voting at annual general meetings of the Trust and the Corporation, as further described in Schedule B-2 of the Circular.	Passed (98.5%)	42,212,373	653,098

3.	The ordinary resolution approving the amendments to the Deferred Entitlement Unit Plan of the Trust, as further described in Schedule B-3 of the Circular.	Passed (77.4%)	33,209,150	9,690,284

Matters Voted Upon

4.	The extraordinary resolution approving amendments to the Trust Indenture regarding the distribution of the net proceeds from the sale of properties, as further described in Schedule B-4 of the Circular.	Passed (97.8%)	41,916,446	947,932

5.	The extraordinary resolution approving amendments to the USA and the articles of the Corporation to increase the maximum size of the Board of Directors of the Corporation, as further described in Schedule B-5 of the Circular.	Passed (95.9%)	41,112,178	1,753,388

PENGROWTH CORPORATION
Special Meeting of Holders of
Royalty Units of
Pengrowth Corporation
June 23, 2006
REPORT OF VOTING RESULTS
National Instrument 51-102 — Continuous Disclosure Obligations
Section 11.3
Matters Voted Upon

			Votes by Ballot
Special Business		Outcome of Vote	Votes For	Votes Against

1.	The extraordinary resolution approving amendments to the Amended and Restated Royalty Indenture (“Royalty Indenture”) of Pengrowth Corporation (the “Corporation”) to provide for the consolidation of Pengrowth Energy Trust’s (the “Trust”) dual class structure, as described in the Information Circular – Proxy Statement of the Trust dated May 16, 2006 (the “Circular”) and as set forth in Schedule C-1 to the Circular.	Passed (98.51%)	42,230,999	636,861

2.	The extraordinary resolution approving amendments to the Corporation’s Unanimous Shareholder Agreement (“USA”) and the Royalty Indenture to simplify voting procedures at meetings of the shareholders of the Corporation, as described in the Circular and as set forth in Schedule C-2 to the Circular.	Passed (98.54%)	42,241,972	627,887

3.	The extraordinary resolution approving amendments to the Royalty Indenture regarding the distribution of net proceeds from the sale of properties, as described in the Circular and as set forth in Schedule C-3 to the Circular.	Passed (97.86%)	41,950,721	918,737

4.	The extraordinary resolution approving amendments to the Royalty Indenture regarding distributions upon a liquidation, winding-up or dissolution of the Corporation, as described in the Circular and as set forth in Schedule C-4 to the Circular.	Passed (97.99%)	42,006,448	863,412

5.	The extraordinary resolution approving amendments to the Royalty Indenture regarding certain expenditures, the reserve and other revenues, as described in the Circular and as set forth in Schedule C-5 to the Circular.	Passed (97.90%)	41,970,471	899,387

6.	The extraordinary resolution approving miscellaneous amendments to the Royalty Indenture, as described in the Circular and as set forth in Schedule C-6 to the Circular.	Passed (97.59%)	41,833,096	1,033,962

7.	The extraordinary resolution approving amendments to the USA and the articles of the Corporation to increase the maximum size of the Board of Directors of the Corporation, as described in the Circular and as set forth in Schedule C-7 to the Circular.	Passed (96.07%)	41,186,022	1,683,827